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                             May 11, 2021

       Thomas Paquin
       Chief Executive Officer
       VictoryBase Corporation
       PO Box 617
       Roanoke, TX 76262

                                                        Re: VictoryBase
Corporation
                                                            Amendment No. 2 to
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 26,
2021
                                                            CIK No. 0001836735

       Dear Mr. Paquin:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Draft Offering Statement on Form 1-A submitted April 26, 2021

       General

   1. We note your response to comment 1 and it appears that the offering of securities to
                                                        EquityBase Investors
continues to constitute a delayed offering. For example only, we note the following:

                                                              The amount of
securities that an EquityBase Investor will receive and the aggregate consideration to be
paid appear to be based on each specific VictoryBase property subject to the
EquityBase Agreement. In this respect, we note your disclosure beginning on page
25, which outlines the various quantitative and qualitative factors that will be taken
into consideration when setting the EquityBase Payment, a portion of which will
constitute the Monthly Equity Subscription Amount;
 Thomas Paquin
FirstName  LastNameThomas Paquin
VictoryBase Corporation
Comapany
May        NameVictoryBase Corporation
     11, 2021
May 11,
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FirstName LastName
                The amount of securities that an EquityBase Investor will receive and the aggregate consideration to be paid also appear to be based on each individual EquityBase
              Investor. In this respect, we note your disclosure on page 26 indicates that the
              EquityBase Payment will be "negotiated and adjusted up or down based upon discussions between the Company and the EquityBase Investors . . .. ," and that an
              EquityBase Investor's BAH, which is based upon location, pay grade and dependents, is a material factor in setting the EquityBase Payment; and
                Although an EquityBase Investor is subscribing for the total amount of shares to be issued throughout the term of the agreement upon execution, the shares will only be issued to an EquityBase Investor on a monthly basis and that such amounts could be reduced throughout the term of the agreement based on factors that relate to the
              EquityBase Investor's occupancy of the property, such as repairs, maintenance and missed or delayed payments.

         We further note that you have not identified any properties that will be subject to the
         EquityBase Agreement or any EquityBase Investors, and it does not appear that you intend to identify either prior to qualification. As such, it is unclear to us how an
         EquityBase Investor would be able to purchase shares within two calendar days of qualification. Therefore, it appears that the offering of your securities to EquityBase
         Investors is a delayed primary offering, which is impermissible under Regulation A.
         Please substantially revise the terms of your offering to comply with Rule 251 of
         Regulation A.
2. We note your response to comment 2 and reissue the comment. As noted in comment 1 above, you will establish an initial suggested Monthly Equity Subscription Amount for each VictoryBase property and that the amount may be negotiated up or down based on discussions between you and the EquityBase Investors. Additionally, it appears that the
         Initial Monthly Equity Subscription Amount may be different for each EquityBase
         Investor. Although you disclose the offering price per share is $10, the company has discretion to establish an initial Monthly Equity Subscription Amount and to negotiate deviations from that amount for each property. In this respect, we note that there does not appear to be a clear, objective calculation as to how the Monthly Equity Subscription
         Amount will be determined, particularly given that it will represent some portion of the
         EquityBase Payment, which is also not determinable based on the disclosure provided in your offering circular. As such, it appears that your offering may be an offering of securities "at other than a fixed price." Please provide us with a comprehensive and detailed legal analysis as to why your offering is not an offering of securities "at other than a fixed price."
3. We note your response to comment 4 and reissue the comment. Your website appears to continue to include material information that is not included in your offering statement.
         For example only, there are sections on your website that discuss that EquityBase
         Investors can opt out and stop buying securities and that the investment cannot be withdrawn. In addition, we note that your website discusses other concepts regarding
 Thomas Paquin
FirstName  LastNameThomas Paquin
VictoryBase Corporation
Comapany
May        NameVictoryBase Corporation
     11, 2021
May 11,
Page 3 2021 Page 3
FirstName LastName
         your business that are not included in the offering circular, such as a property's "Home
         Classification" and the concept of a "grandfathered" BAH for an EquityBase Investor.
         Furthermore, your response did not address our questions regarding the availability of
         "counterparties . . . to buy and sell shares," which your website continues to disclose.
         Please ensure that all material terms and information about the offering are also included in your offering statement at the time of qualification.
4. We note your response to comment 5 and that you do not view a potential exchange of
         Class A units as dilutive to investors in the offering. Please revise, including in your Risk
         Factor section, to clarify that as a result of the the potential exchange of Class A units for
         Class A common stock, investors in VictoryBase will hold a smaller percentage of the company.
Use of Proceeds, page 20

5. We note your response to comment 6. It appears that the use of proceeds disclosure is for funds received from the EquityBase Agreements and does not appear to disclose the use of proceeds for funds to be received that are not related to EquityBase agreements. Please tell us how you determined it was unnecessary to include use of proceeds disclosure for funds to be received that are not related to EquityBase agreements.
6. We note your response to comment 6 and your revisions to your filing. Please further clarify how much of the fees paid by Holdings will be designated as a contribution credit and how much of the fees paid by Holdings will not be designated as a contribution credit.
Our Business
Operational Overview, page 31

7. We note your response to comment 9 and your revisions to your filing. We note your disclosure that VBRE is negotiating the purchase of 118 homes in Panama City, Florida.
         We further note that it appears that you removed the disclosure of the unsigned LOI for the 118 residential lots in Panama City, Florida. Please tell us how you determined it was unnecessary to disclose information about the negotiations of this purchase.
8. We note your response to comment 9 that you have added disclosure of estimates of certain related development expenses. We are unable to locate such disclosure. Please advise. Further, to the extent you revise your filing to disclose these costs, please also disclose your process for estimating these costs and how you are able to support these estimates.
Section F/S Financial Statements, page 49

9. We note your response to comment 11 and your conclusion that the financial statements of VBRE are not necessary for an investor to make an informed decision. We note your disclosure that Holdings has the right to require VBRE to contribute VBRE's ownership of the VB Subsidiary to Holdings, a portion of the monthly fee paid to VBRE will be
 Thomas Paquin
VictoryBase Corporation
May 11, 2021
Page 4
      designated as a "Contribution Credit," and if Holdings exercises its right to require VBRE
      to contribute VBRE   s ownership of the VB Subsidiary to Holdings, (A)
Holdings
      will issue Class A Units to VBRE, and (B) VBRE will be deemed to have made a capital contribution to Holdings in an amount equal to the excess, if any, of the fair market value of the VB Subsidiary, reduced by (i) the aggregate amount of Contribution Credits earned by Holdings over the term of the Control Agreement, (ii) any cash paid by Holdings to
      VBRE as a return of VBRE   s capital upon such contribution, and (iii)
any debt assumed
      by Holdings in connection with such contribution (such net amount, the
         VBRE Contribution   ). Given the foregoing, please further clarify how
you concluded
      that the financial statements of VBRE are not necessary for an investor to make an informed decision. In addition, we note your response that it is anticipated that
      VictoryBase Properties will be acquired from a number of sources. However, it appears that the VictoryBase Properties disclosed in the filing (i.e., 26 acres of land near Phoenix,
      Arizona, 48 homes in South Carolina, and 118 homes in Panama City, Florida) will be acquired by VBRE. To the extent you have identified additional properties that will be acquired from entities other than VBRE, please revise your filing to disclose this information.

Exhibits

10. We note your response to comment 16. Please revise your disclosure to clarify the meaning of "prevailing party" and whether you intend interpret or apply this language as broadly as possible.
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Paquin
                                                             Division of
Corporation Finance
Comapany NameVictoryBase Corporation
                                                             Office of Real
Estate & Construction
May 11, 2021 Page 4
cc:       Douglas Clayton
FirstName LastName